SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR Incorporated Retirement Savings and Profit Sharing Plan

B.	Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

Page
A.	Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2004 and 2003 (with Report of Independent Registered Public Accounting Firm thereon)

B.	Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C-COR Incorporated Retirement Savings and Profit Sharing Plan and

Board of Directors of C-COR Incorporated:

We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Retirement Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, PC

Wilkes-Barre, Pennsylvania

June 6, 2005

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
INVESTMENTS:
At estimated fair value:
Pooled separate accounts	$18,126,754	$13,916,275
Participant loans	560,947	449,196

	18,687,701	14,365,471

At quoted fair value,
C-COR Incorporated common stock	3,109,108	3,887,900

At contract value,
Investment contract with insurance company	6,458,393	6,003,384

Total investments	28,255,202	24,256,755

CASH AND CASH EQUIVALENTS	—	30,362

RECEIVABLES:
Employee Contribution	86,963	17
Employer Contribution	62,500	17

Total assets	28,404,665	24,287,151

LIABILITIES,
Excess contributions payable to employees	530	—

NET ASSETS AVAILABLE FOR BENEFITS	$28,404,135	$24,287,151

See Notes to Financial Statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INCREASES IN NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$207,531	$218,629
Net appreciation in fair value of investments	1,980,327	5,777,667

Total	2,187,858	5,996,296

Contributions:
Employer contributions	1,576,693	1,331,278
Employee contributions	2,458,326	2,158,446
Rollover contributions	274,565	349,754

Total	4,309,584	3,839,478

Total increase	6,497,442	9,835,774

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions	2,754,647	3,123,835
Administrative expenses	34,910	40,852

Total deductions	2,789,557	3,164,687

TRANSFERS TO PLAN	65,196	45,301
PLAN MERGERS	343,903	—

Net increase	4,116,984	6,716,388

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,287,151	17,570,763

End of year	$28,404,135	$24,287,151

See Notes to Financial Statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan name was changed effective August 16, 2004 from C-COR.net Corp. Retirement Savings and Profit Sharing Plan to C-COR Incorporated Retirement Savings and Profit Sharing Plan.

GENERAL

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR Incorporated (the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan was amended to adopt an amended and restated plan agreement which implemented vesting provisions, which qualified the Plan as a Safe Harbor Plan, as well as other provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

CONTRIBUTIONS

EMPLOYEE DIRECTED CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-Highly Compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and Highly Compensated (“HC”) participants may reduce their compensation by 1% to 15% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 pooled separate accounts, Company common stock and an insurance investment contract as investment options for participants.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. The employer match was equal to one dollar for each dollar contributed up to 6% of eligible pay in 2004 and 2003.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions in 2004 or 2003.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant’s account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. During Plan Year 2004, employees are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. Plan year 2003 was a Safe Harbor Plan. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred assets.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.50% at December 31, 2004 and 2003, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FORFEITED ACCOUNTS

Employer matching contributions and employer discretionary contributions that are forfeited are used to reduce the amount of future employer matching and employer discretionary contributions. Employer contributions were reduced by $135,647 and $230,983 during 2004 and 2003, respectively, from forfeited nonvested accounts. At December 31, 2004, forfeited nonvested accounts totaled $128,816, which will be used to reduce employer contributions in 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan’s pooled separate accounts are valued at estimated fair value based on the net unit value as determined by Prudential Retirement Insurance and Annuity Company (“Prudential”), the custodian of the Plan. The Company’s common stock is valued at quoted fair value based on market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which is estimated fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments at December 31, 2004 and 2003. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2004	2003
Investments at estimated fair value:
Pooled separate accounts:
Dryden S&P Index	$2,651,458	$—
Prudential Lifetime 40	1,825,700	1,577,526
Mid Cap Growth Artisan Partners	1,606,382	1,531,430
Perkins Wolf McDonnell Small Value	2,229,671	1,807,356
T. Rowe Price Equity Income ADV SH	2,596,924	2,060,139
Oppenheimer Global – CL A	1,763,599	1,313,390
S&P 500 Index	—	2,161,810
Other	5,453,020	3,464,624
Participant loans	560,947	449,196

	18,687,701	14,365,471

Investments at quoted fair value, C-COR Incorporated common stock	3,109,108	3,887,900

Investment at contract value, Guaranteed Income Contract	6,458,393	6,003,384

Total investments	$28,255,202	$24,256,755

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Investments at estimated fair value, Pooled separate accounts	$1,991,268	$2,745,954

Investments at quoted fair value, C-COR Incorporated common stock	(10,941)	3,031,713

Net appreciation in fair vaIue	$1,980,327	$5,777,667

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Prudential, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the Prudential Guaranteed Income Contract was 2.85% and 3.05% in 2004 and 2003, respectively. The crediting interest rate as of December 31, 2004 and 2003 was 2.90% and 2.80%, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and is exempt from federal income taxes.

7.	RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

8.	LIABILITIES

The Plan has a liability at December 31, 2004 of $530 related to excess contributions. The excess contributions were returned prior to March 15 in 2005. There were no excess contributions in 2003.

9.	PLAN ADMINISTRATIVE EXPENSES

Certain administrative expenses for the Plan are paid by the Company.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

10.	TRANSFER TO PLAN

During 2004, four employees of Worldbridge Broadband Services, a wholly-owned subsidiary of the Company, became employees of the Company. These employees transferred their participant balances of $65,196 in the Worldbridge Broadband Services 401(k) Plan to the Plan in 2004.

In 2003, two employees of Worldbridge Broadband Services, a wholly-owned subsidiary of the Company, became employees of the Company. These employees transferred their participant balances of $45,301 in the Worldbridge Broadband Services 401(k) Plan to the Plan in 2003.

11.	SUBSEQUENT EVENT

During 2004, a plan-to-plan transfer of assets occurred based on the July 2004 acquisition of Stargus, Inc. The transfer was completed in October 2004. The total amount transferred to the Plan was $343,903.

Early in 2005, a plan-to-plan transfer of assets occurred based on the January 2005 acquisition of nCUBE Corporation. The transfer was completed in March 2005. The total amount transferred to the Plan was $8,293,164.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	C-COR Incorporated	Common stock	N/R	$3,109,108

*	Prudential Retirement & Investment Services	Guaranteed Investment Contract,
*		Guaranteed Income Contract	N/R	6,458,393
*		Pooled Separate Accounts:
*		Dryden S&P Index	N/R	2,651,458
*		T Rowe Price Equity Income ADV SH	N/R	2,596,924
*		Perkins Wolf McDonnell Small Value	N/R	2,229,671
*		Prudential Lifetime 40	N/R	1,825,700
*		Oppenheimer Global-CL A	N/R	1,763,599
*		Mid Cap Growth Artisan Partners	N/R	1,606,382
*		Turner Investment Large Cap Growth	N/R	725,488
*		Prudential Lifetime 30	N/R	688,566
*		Core Bond Enhanced Index PIM	N/R	671,316
*		TimesSquare Small Cap Growth	N/R	653,752
*		Prudential Lifetime 50	N/R	651,549
*		Nations International Value CL A	N/R	552,991
*		American Century Equity Income	N/R	428,253
*		American Century International Growth	N/R	340,574
*		Templeton Growth	N/R	298,797
*		Oakmark Equity and Income CL I	N/R	260,249
*		Prudential Lifetime 20	N/R	153,277
*		Prudential Lifetime 60	N/R	16,101
*		Turner Investment Partners Balanced	N/R	12,107
*	PARTICIPANT LOANS	Participant loans with various rates of interest from 5.00% to 10.50%	$0	560,947

		TOTAL		$28,255,202

*	Parties-in-interest, as defined by ERISA

N/R - Participant directed investment; cost not required to be reported

See Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR Incorporated Retirement Savings and Profit Sharing Plan C-COR Incorporated Plan Administrator

DATE: June 28, 2005	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary